EX-99.1

Owlting Group Secures Additional US$5 Million Financing from The Lind Partners

Additional funding to support customer onboarding and the expansion of OwlPay’s payment operations

Arlington, Virginia, United States, November 9, 2026 – Owlting Group (NASDAQ: OWLS) (“Owlting” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, today announced the closing of a US$5 million follow-on financing with Lind Global Asset Management XV LLC (“Lind”), an investment fund managed by The Lind Partners. The transaction follows Lind’s initial US$10 million investment in April 2026, bringing cumulative gross funding from Lind to US$15 million. StoneX Financial Inc. acted as exclusive placement agent for the financing.

The Company intends to use the net proceeds for working capital to bring more enterprise customers onto OwlPay and support their ongoing payment activity. This includes funding payment liquidity pools and payment operations, maintaining and expanding regulatory licenses, and developing additional payment corridors.

OwlPay Commercial Progress

OwlPay Harbor (“Harbor”),[1]the Company’s stablecoin-based platform for cross-border enterprise payments, recorded its eighth consecutive month of sequential growth in stablecoin payment volume in September 2026. As disclosed on October 19, 2026, the Company had more than 100 enterprise clients with executed Services Agreements. Completed Harbor payments reached approximately 50 countries and territories during the first nine months of 2026.[2]

“OwlPay Harbor’s annualized stablecoin payment volume exceeded US$300 million in September,”[3]said Darren Wang, Founder and CEO at Owlting Group. “Our focus is on helping more customers complete integration and begin transacting, while supporting existing customers as their payment activity grows. We appreciate Lind’s continued support as we work to turn customer adoption into transaction-based revenue.”

“We are pleased to support this next stage of development. Our decision to provide additional financing reflects Lind’s continued support for Owlting as it continues to scale up commercially,” said Jeff Easton, Founder and Managing Partner at The Lind Partners.

Financing Terms

The second tranche consists of a senior secured convertible note and an accompanying warrant. In connection with the financing, the Company and Lind agreed to amend certain terms of the April 2026 financing, including the note’s conversion price and the warrant’s exercise price. Further details on the financing and the related amendments will be furnished to the U.S. Securities and Exchange Commission on Form 6-K.

Securities Notice

The securities were issued in a private placement and have not been registered under the U.S. Securities Act of 1933, as amended. They may not be offered or sold in the United States without registration or an applicable exemption. This announcement is neither an offer to sell securities nor a solicitation to purchase them, and does not authorize a sale in any jurisdiction where such a sale would be unlawful.

[1] All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

[2] Operating metrics are unaudited and derived from the Company’s internal records. Stablecoin payment volume refers to completed payment volume on OwlPay Harbor during the applicable calendar month. Enterprise client counts include clients with an executed Services Agreement with the Company; the count as of October 19, 2026 is approximate. Destination markets reflect completed transactions on OwlPay Harbor from January 1, 2026 through September 30, 2026. The eighth consecutive month of payment volume growth, the enterprise client count, and the destination markets were previously disclosed in the Company’s press release issued on October 19, 2026. Historical payment volume growth and enterprise client counts are not indicative of future payment volume, revenue, or profitability.

[3] Annualized stablecoin payment volume is calculated by dividing completed payment volume on OwlPay Harbor during September 2026 by the number of days in that month and multiplying the result by 365, consistent with the methodology the Company has previously used to report annualized payment volume. It is an unaudited, derived operating measure. It does not represent actual historical annual payment volume, contracted payment volume, revenue, or financial guidance, and it should not be used to project future payment volume or revenue.

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Investor Information: Disclosure Channels

Owlting Group makes important information about the Company available through its investor relations website (https://investors.owlting.com/), press releases distributed via GlobeNewswire, filings with the U.S. Securities and Exchange Commission, and its official social media channels, including the Company’s LinkedIn page (@owlting) and X account (@OwlTing), as well as the LinkedIn (@darrenwangowlting) and X account (@owltingdarren) of its Founder and CEO, Darren Wang. Owlting encourages investors, members of the media, and other interested parties to monitor these channels, in addition to the Company’s press releases and SEC filings, as they may contain important information regarding the Company.

About Owlting Group

Owlting Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company building regulated payment infrastructure, founded in Taiwan with subsidiaries across the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. Its OwlPay platform is a fiat-digital currency hybrid payment solution that helps businesses move money across borders in the expanding digital economy. Recognized for rapid growth and industry leadership, Owlting was ranked No. 226 on the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list with a 42% CAGR, and named among the key global players in the “Enterprise & B2B” category of 2025 Stablecoin Market Map by CB Insights. For more information, visit www.owlting.com/portal/?lang=en.

About Owlting Group

Owlting Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a financial technology infrastructure and software company founded in Taiwan. The Company operates across payments, hospitality software and e-commerce. Its OwlPay platform connects stablecoin settlement, fiat conversion, compliance workflows and payout services for businesses and financial technology platforms, subject to applicable regulatory and program requirements. For more information, visit www.owlting.com/portal/?lang=en.

Forward-Looking Statements

Statements about the intended use of proceeds, customer growth, OwlPay’s development and future operating performance are forward-looking statements. They reflect current expectations and assumptions and are subject to risks that could cause actual results to differ materially, including financing and liquidity risks, customer adoption and transaction volumes, regulatory developments, execution risks and potential dilution from outstanding securities. Further risks are described in the Company’s Annual Report on Form 20-F and other SEC filings. These statements speak as of the date of this announcement. The Company disclaims any obligation to revise them, except where legally required.

For investor and media enquiries, please contact:

Owlting Group Investor Relations

Henry Fan, Investor Relations Director

ir@owlting.com

Owlting Group Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com